American International Ventures, Inc.

4058 Histead Way

Evergreen, Colorado 80439

303-670-7378

December 24, 2009

Mr. Blaise Rhodes

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Your Comment of November 13, 2009:

Dear Mr. Rhodes:

This response is in addition to our prior response and filings of December 21, 2009 with respect to you referenced comment letter.  Concurrent herewith, we are filing an amended Form 10-K for the annual period ended May 31, 2009 which responds to your initial comment of the comment letter.

With respected to this amended Form 10-K filing and our amended Form 10-Q previously filed, the company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings,  the staff’s comments or responses to the staff’s comments does not foreclose the Commission from taking any action with respect to the filings, and the company will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please direct all comments to our attorney, Daniel H. Luciano, Esq. His phone number is 908-832-5546.

Sincerely,

/s/ Myron Goldstein

Myron Goldstein

Chairman